SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal Year Ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 2-62223

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
(Full title of the plan)

ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113
(Issuer and address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

Table of Contents

		Page Number

(a)	Financial Statements:

	Report of Independent Registered Public Accounting Firm	2

	Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	4

	Notes to Financial Statements	5

(b)	Supplemental Schedule:

	Schedule H, Part IV, Question 4i-Schedule of Assets (Held at End of Year)	15

(c)	Signature	16

(d)	Exhibit:

	Consent of Independent Registered Public Accounting Firm	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
  Savings Plan of Entergy Corporation and Subsidiaries

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries ("the Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, in 2006, the Plan changed its method of accounting for certain investment contracts to conform to FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans and, retrospectively, adjusted the 2005 financial statements for the change.

DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 29, 2007

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2006 and 2005

	December 31,
	2006	2005
INVESTMENTS:
Plan interest in Master Trust, at fair market value	$2,686,332,618	$2,336,724,908

Net Assets Available for Benefits, at fair market value	2,686,332,618	2,336,724,908

Adjustments from fair market value to contract value
for fully benefit-responsive investment contracts	1,402,203	703,232

Net Assets Available for Benefits	$2,687,734,821	$2,337,428,140

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2006

	Participant	Non-Participant
	Directed	Directed	Total
Additions to Net Assets attributed to:
Investment income:
Plan interest in Master Trust investment income	$ 264,721,112	$ 166,073,594	$ 430,794,706

Contributions:
Participant	95,922,644	-	95,922,644
Employer - net of forfeitures	33,962,004	(264,414)	33,697,590
Total contributions	129,884,648	(264,414)	129,620,234

Other (debit) credit adjustments - net	(13,717)	41,071	27,354

Total additions	394,592,043	165,850,251	560,442,294

Deductions from Net Assets attributed to:
Payments to participants or beneficiaries	172,811,722	37,271,274	210,082,996
Loan and brokerage fees	52,617	-	52,617
Total deductions	172,864,339	37,271,274	210,135,613

Net increase before transfers	221,727,704	128,578,977	350,306,681

Interfund transfers	45,213,967	(45,213,967)	-

Net increase	266,941,671	83,365,010	350,306,681

Net Assets Available for Benefits
Beginning of Year	1,853,512,690	483,915,450	2,337,428,140
End of Year	$2,120,454,361	$ 567,280,460	$2,687,734,821

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements

Note 1.     General Description of the Plan

The following description of the Savings Plan of Entergy Corporation and Subsidiaries (Entergy Savings Plan) is provided for general information only. Entergy Savings Plan participants should refer to the Savings Plan of Entergy Corporation and Subsidiaries Plan Document, as amended, as well as the summary plan description and summaries of material modification for a more complete description of the Entergy Savings Plan's provisions.

General: The Entergy Savings Plan is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan information.

The Entergy Savings Plan constitutes two types of plans qualified under Internal Revenue Code Section 401 as follows:

    A profit sharing plan; and
    A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP), as defined in Internal Revenue Code Section 4975(e)(7).

Plan amendments in 2006: The Entergy Savings Plan was amended in 2006 to i) define a "Qualified Participant" and implement expanded loan and withdrawal options in accordance with the Katrina Emergency Tax Relief Act of 2005 (KETRA); and ii) provide technical modifications with respect to the provisions for nondiscrimination testing.

The Entergy Savings Plan was also amended in 2006 with changes being made effective January 1, 2007 to i) remove diversification restrictions from remaining "ESOP Restricted" accounts in accordance with the Pension Protection Act of 2006; and ii) modify employer matching contributions making such contributions equal to 70% of the participant's basic contribution for all participants who are non-bargaining employees and for all participants who are bargaining unit employees whose applicable collective bargaining agreement provides for such matching contributions.

The significant provisions of the Entergy Savings Plan including the effect of these amendments are described throughout this note.

Trustee: The Entergy Savings Plan utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. The Entergy Savings Plan's investment options, which are managed by its trustee or affiliates of its trustee, are:

    Entergy Stock Fund
    Stable Income Fund
    Balanced Fund
    Equity Income Fund

    Equity Index Trust
    Blue Chip Growth Fund
    New Horizons Fund
    New Income Fund
    International Stock Fund
    T. Rowe Price Retirement 2010 Fund
    T. Rowe Price Retirement 2020 Fund
    T. Rowe Price Retirement 2030 Fund
    T. Rowe Price Retirement 2040 Fund
    T. Rowe Price Retirement Income Fund
    SSgA International Stock Fund
    TradeLink Participant-Directed Brokerage Accounts

In addition, the trustee manages the participant loan fund which is discussed below.

Eligibility: The Entergy Savings Plan is available to participating Entergy System Company employees as soon as administratively practicable following the employee's employment commencement date.

Contributions: Entergy Savings Plan contributions made by or on behalf of participants are deposited with the trustee. Participants may elect to contribute, through payroll deductions, up to a total of 6% of their eligible earnings each pay period (basic contributions) for which the employing Entergy System Company will make matching contributions. Participants may make supplemental contributions up to 24% of their eligible earnings each pay period for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (before-tax deferral contributions), an after-tax basis, or a combination of both. Contributions are limited by federal tax legislation. The before-tax deferral contribution dollar limit for the calendar year 2006 was $15,000 per participant. Participants who are age 50 and over at the end of the calendar year may make catch-up deferral contributions. The dollar limit for catch-up deferral contributions for the calendar year 2006 was $5,000.

Prior to January 1, 2007, the employer matching contribution for all non-bargaining and certain bargaining participants was equal to 70% of the participant's basic contributions. The employing Entergy System Company's matching contribution for other bargaining participants was equal to 75% of the participant's basic contribution if a participant's employer matching investment election was directed entirely to the Entergy Stock Fund and 50% of the participants' basic contributions if some or all of the participant's employer matching investment election was directed to other investment funds. Effective January 1, 2007, the employing Entergy System Company's matching contribution is equal to 70% of the participant's basic contribution for all participants who are non-bargaining employees and for those participants who are bargaining unit employees whose applicable collective bargaining agreement so provides.

Employer matching contributions shall not be made with respect to i) catch-up deferral contributions and ii) deferral contributions made on or after January 1, 2004 that were initially designated by the participant as catch-up deferral contributions, but are subsequently determined not to be catch-up deferral contributions.

The Entergy Savings Plan provides that certain taxable amounts received by an employee that originated from an employee benefit plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, may be accepted under the Entergy Savings Plan as rollover contributions (rollover contributions).

Investments: Participant contributions are invested as directed by participants in accordance with the Entergy Savings Plan's investment options. Earnings on participant contributions are allocated based on participants' account balances.

Prior to January 1, 2007, the employer matching contributions for all participants who were non-bargaining employees and for certain participants who were bargaining employees were invested as directed by participants. For other participants who were bargaining unit employees, the 50% employer matching contributions on participant-elected basic contributions were invested as directed by participants in accordance with the Entergy Savings Plan's investment options and the 75% employer matching contributions on participant-elected basic contributions were invested in the Entergy Stock Fund. Effective January 1, 2007, employer matching contributions for all non-bargaining and bargaining participants are invested as directed by the participant.

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participant accounts: Each participant's account is credited with the participant's contribution and allocation of the Entergy System Companies' matching contribution and net earnings of the Entergy Savings Plan's interest in the Master Trust (see Note 4). Allocations are based on participant earnings or account balances, as defined.

Vesting: Participants are fully vested at all times in participant contributions and company matching contributions.

In-service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental after-tax contributions, rollover contributions, and System Individual Retirement Accounts. Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant who has attained age 59-1/2 may withdraw all or a portion of the value from all sources in the Entergy Savings Plan. A participant may also apply for a hardship withdrawal from his before-tax deferral contributions if the participant satisfies certain financial hardship withdrawal criteria. A "Qualified Participant" may also be entitled to additional in-service withdrawal options in accordance with KETRA.

A dividend pass through feature under the Entergy Savings Plan allows participants to either receive a cash distribution of their ESOP Entergy Stock Fund dividends or reinvest the dividends in the ESOP Entergy Stock Fund.

Prior to January 1, 2007, employed participants could, with certain restrictions, transfer from the ESOP Entergy Stock Fund a portion of the amount credited to their ESOP accounts to other investment funds (or withdraw such amount, in the case of certain Tax Credit ESOP accounts) after the participant completed an 84-month holding period or after the participant had reached age 50 and completed 10 years of plan participation. Effective January 1, 2007, this restriction on diversification ended, and participants now may transfer from the ESOP Entergy Stock Fund to other investment funds without restriction. The amount of in-service withdrawal is limited by provisions of the Code applicable to the ESOP and may be subject to an additional 10% premature distribution tax unless the participant is age 59-1/2 or older.

Loans to participants: The Entergy Savings Plan has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate as published in the Wall Street Journal, plus 1% in accordance with an established schedule. The loan must be repaid within 4-1/2 years, or 20 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

Generally, there are tax consequences associated with receiving a distribution from the Entergy Savings Plan, unless the taxable portion is rolled over to an individual retirement account or another retirement plan account which qualifies under Sections 408(a) or 401(a) of the Internal Revenue Code. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax.

Inactive accounts: Participants with an account balance of at least $5,000 (excluding rollovers) are allowed, under the provisions of the Entergy Savings Plan, to defer receipt of their vested account balance upon separation from the Entergy Savings Plan until age 70-1/2. The amount allocated to such participants was $401,712,477 at December 31, 2006 and $363,409,235 at December 31, 2005.

Forfeiture accounts: All costs and expenses of administering the Entergy Savings Plan, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by the remaining balance in the forfeiture account and then by the participating employers. The residual amount in the forfeiture account, if any, is to reduce employer contributions. The forfeiture account totaled approximately $1.4 million as of December 31, 2006 and $1.3 million as of December 31, 2005. The activity in 2006 includes realized and unrealized appreciation on the amounts in the forfeiture account. During 2006, administrative expenses of $286,776 were paid out of the forfeiture account. During 2005, administrative expenses of $135,998 were paid out of the forfeiture account.

Note 2.     Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair market value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Adoption of new accounting guidance: The financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair market value as well as an additional line item showing an adjustment for fully benefit-responsive investment contracts from fair market value to contract value. Prior year balances have been retrospectively adjusted.  The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP.

Master Trust: The Entergy Savings Plan investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by T. Rowe Price Trust Company (the Trustee). The Entergy Savings Plan maintains an undivided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes.

Investment valuation: Cash and temporary cash investments and loans to participants are valued at cost, which approximates fair market value. Investments in equity and fixed income securities are stated at their fair market value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common stock is valued at quoted market prices.

The Master Trust holds investments in fully benefit-responsive investment contracts, including guaranteed investment contracts (GICs) and synthetic investment contracts (SICs), as part of the Stable Income Fund. The GICs and SICs are discussed in detail below (Note 3). The values of the GICs are presented at fair market value, which approximates contract value. The fair market values of the underlying assets of the SICs are presented at fair market value as determined by quoted market prices on the valuation date. The fair market value of the SICs is presented on the investments of the Master Trust table (Note 4) and then adjusted to contract value.

Risks and uncertainties: The Entergy Savings Plan utilized various investment instruments, including common stock, mutual funds, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The Stable Income Fund of the Master Trust invests in GICs and SICs which are subject to credit risk with respect to the insurance companies that back them. The potential credit risk of the GICs as of December 31, 2006 and 2005 was $74,826,119 and $78,608,115, respectively. The potential credit risk for the SICs represents the amount by which the contract value exceeds the fair market value of the SIC assets in the trust. The potential credit risk for the SICs was $1,436,997 for 2006 and $717,544 for 2005. As of December 31, 2006, the contract value and the fair market value of the SIC assets within the Master Trust were $285,171,634 and $283,734,637, respectively. As of December 31, 2005, the contract value and the fair market value of the SIC assets were $272,575,900 and $271,858,356, respectively. There are no reserves against the contract values of the GICs or SICs for credit risk of the contract issuers or otherwise. The Entergy Savings Plan provisions set investment guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 (Form 5500), which requires benefits payable to be accrued and charged to net assets in the period the liability arises. Refer to Note 8 to the Financial Statements for the reconciliation to the Form 5500.

Income recognition: The difference in fair market value of the assets in the Master Trust from one period to the next is recognized and included in investment income in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income also includes realized gains and losses.

Purchases and sales of securities within the Master Trust are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Note 3.     Investment Contracts With Insurance Companies

The Stable Income Fund of the Master Trust invests in a diversified portfolio of GICs and SICs issued by insurance companies and other financial institutions. All investment contracts held by the Master Trust are effected directly between the Master Trust and the issuer of the contract and are non-transferable. In the case of the SICs, the trustee is also a party to the contract. The issuer of the GICs accepts a deposit from the plan and purchases investments, which are held by the issuer. The GICs provide for a fixed return on principal invested for a specified period of time. SICs are similar to GICs except that the underlying assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

	2006	2005
Average yields on investment contracts:
Based on annualized earnings (1)	4.83%	4.51%
Based on interest rate credited to participants (2)	4.79%	4.49%

(1) Computed by dividing annualized one-day investment earnings of the contract on the last day of the plan year by the investment fair market value on the same date. Investment earnings for GICs are actual interest credited to participants.

(2) Computed by dividing annualized one-day earnings credited to participants on the last day of the plan year by the investment fair market value on the same date.

The weighted average interest crediting rate (the contract value yield) for the GICs and SICs was approximately 4.9% for 2006 and 4.6% for 2005. The crediting interest rates varied from 3.5% - 5.7% as of December 31, 2006 and from 3.5% - 5.6% as of December 31, 2005.

The existence of certain conditions can limit the Master Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. In addition, the issuers of the investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. Trustee management is not aware of the occurrence of any event outside the normal operation of the plan which is probable to cause a withdrawal from an investment contract at less than contract value.

Note 4.     Interest in Master Trust

Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans as well as to individual participant accounts. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. As of December 31, 2006 and 2005, the Entergy Savings Plan's interest in the net assets of the Master Trust was approximately 98% for both years.

The fair market values of the Master Trust's investments as of December 31, 2006 and 2005 are as follows:

	2006	2005

Cash and cash equivalents	$17,242,751	$30,385,158
Common stock*	834,804,692	688,894,736
Mutual funds	1,240,743,766	1,047,788,197
Common trust funds	188,683,289	179,158,261
Guaranteed investment contracts	74,826,119	78,608,115
Synthetic investment contracts	283,734,637	271,858,356
Brokerage accounts	47,690,419	31,298,056
Loans to participants	44,695,347	46,041,363
Total fair market value of investments in the Master Trust	2,732,421,020	2,374,032,242
Adjustment from fair market value to contract value for fully benefit- responsive investment contracts	1,436,997	717,544
Investments in the Master Trust	$2,733,858,017	$2,374,749,786

*The common stock consists entirely of Entergy Corporation common stock. As of December 31, 2006 and 2005, $567,749,983 and $484,179,779, respectively, of the Entergy Corporation common stock was non-participant directed.

Dividend and interest income and net realized and unrealized appreciation of investments in the Master Trust for the year ended December 31, 2006 are summarized as follows:

Dividend and interest income:

Common stock	$19,286,319
Mutual funds	40,150,240
Common trust funds	11,102
Loans to participants	2,955,366
$62,403,027

Net realized and unrealized appreciation of investments:

Common stock	$222,436,814
Mutual funds	101,758,621
Common trust funds	26,176,681
Synthetic investment contracts	16,737,032
Brokerage accounts	6,172,412
$373,281,560

Note 5.     Tax Status

Entergy Savings Plan obtained its latest determination letter on December 24, 2003, in which the Internal Revenue Service stated that the Entergy Savings Plan was in compliance with the applicable requirements of the Code subject to the adoption of the proposed amendments submitted in June 2003. The Entergy Savings Plan has been amended since receiving the determination. However, the plan administrator and the plan's tax counsel believe, to the best of their knowledge, that the Entergy Savings Plan is currently designed and being operated in material compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan's financial statements.

Note 6.     Entergy Savings Plan Termination

Although they have not expressed any intent to do so, the participating employers have the right under the Entergy Savings Plan to discontinue their contributions at any time and the Entergy Corporation Board of Directors (the Board) or the Personnel Committee of the Board has the right to terminate the Entergy Savings Plan subject to the provisions of ERISA. In the event that the Entergy Savings Plan is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan provides that all participants will be fully vested and the net assets of the Entergy Savings Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 7.     Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by T. Rowe Price Trust Company who is the trustee, as defined by the Entergy Savings Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions. As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $92.32 per share at December 31, 2006 and $68.65 per share at December 31, 2005.

Note 8.     Reconciliation to Form 5500

As of December 31, 2006, the Entergy Savings Plan had approximately $0.2 million of pending distributions to participants withdrawing all or a portion of their investments from the Entergy Savings Plan. These amounts are recorded as a liability in the Entergy Savings Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits, which is in accordance with accounting principles generally accepted in the United States of America. There were no such pending distributions as of December 31, 2005.

As a result of the adoption of the FSP explained above, the Statement of Net Assets Available for Benefits as of December 31, 2006 and 2005 presents the plan interest in the Master Trust at fair market value and also includes an adjustment from fair market value to contract value for fully benefit-responsive investment contracts. The Entergy Savings Plan's Form 5500 Schedule H reports the fair market value for fully benefit-responsive investment contracts. The adjustment for the difference in the contract value and the fair market value for such contracts is reflected in the table below.

As of December 31, 2006 and 2005, the plan's assets include deemed distributions of participant loans and accrued interest on deemed distributions and plan loan offsets that should be excluded from the assets of the Entergy Savings Plan in the Entergy Savings Plan Form 5500 as of December 31, 2006 and 2005.

The following reconciles the net assets available for benefits, per the financial statements to the net assets per the Entergy Savings Plan Form 5500 as of December 31, 2006 and 2005:

	Net Assets Available for Benefits
	2006	2005
Net assets available for benefits, per the financial statements	$2,687,734,821	$2,337,428,140
Adjustment from contract value to fair market value for fully benefit-responsive investment contracts	(1,402,203)	-
Deemed distributions of participant loans, including accrued interest, net of deemed distributions under repayments	(239,488)	(178,885)
Total assets per Form 5500, at fair market value	2,686,093,130	2,337,249,255

Benefit claims payable liability	(151,500)	-
Net Assets Per Form 5500	$2,685,941,630	$2,337,249,255

The following reconciles the increase in net assets on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006 to the net income on the Entergy Savings Plan Form 5500 for the year ended December 31, 2006:

Increase in net assets per the financial statements	$350,306,681
Adjustment from contract value to fair market value for fully benefit-responsive investment contracts	(1,402,203)
Pending distributions to participants or beneficiaries	(151,500)
Deemed distributions of participant loans, including accrued interest, net of deemed distributions under repayments	(60,603)
Net Income Per Form 5500	$348,692,375

SUPPLEMENTAL SCHEDULE

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	Interest	Maturity		Current
Description	Rate	Date	Cost	Value

Loans to participants*
(Bearing interest rates of prime +1% with terms of up to 20 years)	5% - 10.5%	01/01/2007-10/17/2029	N/A	$ 43,542,752

* Denotes a party-in-interest to the Entergy Savings Plan

SIGNATURE

The Entergy Savings Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

By: /s/ Nathan E. Langston Nathan E. Langston Senior Vice President and Chief Accounting Officer of Entergy Corporation

Dated: June 29, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post Effective Amendments No. 3 and 5A on Form S-8 to Registration Statement No. 33-54298 on Form S-4 of our report dated June 29, 2007, relating to the financial statements and supplemental schedule of the Savings Plan of Entergy Corporation and Subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding a change in 2006 in the method of accounting for certain investment contracts), appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries for the year ended December 31, 2006.

DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 29, 2007